United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting 26 20 Proposal and Proxy Statement Contents Message from the Board of Directors of Vale S.A. .......................................... 3 Introduction..................................................................................................... 4 Relevant guidelines to the participation of Shareholders and ADR holders...................................................................................................... 6 Proposal resolution at the Extraordinary General Meeting........................... 16 Item I - Removal of Mr. Daniel André Stieler as a member of the Board of Directors....................................................................................................................16 Item II - If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027...................................................................17 Item III - If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors...............................................................................................18 VALE | 2026 Extraordinary General Meeting 2 Dear Shareholders, Vale’s Board of Directors continues to act with diligence, independence, and alignment with the highest standards of corporate governance, reaffirming its role as guardian of the Company’s strategy, capital allocation discipline, and long-term sustainable value creation. In line with this responsibility, we remain committed to maintaining an ongoing dialogue with our stakeholders and to rigorously overseeing the execution of the Company’s strategy, ensuring consistency, predictability, and resilience across different market scenarios. Over the past period, Vale has made significant progress across its key strategic fronts. Highlights include the consistency of its operational and financial results, the achievement of all production guidances for both Iron Ore and Base Metals, as well as continued progress on structural matters, including safety, dam management, full reparation, and the climate agenda. These advances reflect a solid trajectory of operational improvement, cultural evolution, and strengthened ESG practices, closely monitored by the Board within the scope of its strategic and risk oversight responsibilities. This context also encompasses the Company’s ongoing governance enhancement process and the strengthening of the Board of Directors, taking into account the diversity of skills and experience among its members and contributing to the quality of decision-making and alignment with Vale’s long-term strategy. The Board emphasizes that its focus on the strategic pillars that have guided Vale’s actions remains unchanged, including operational excellence, capital allocation discipline, safety, sustainability, innovation, and customer centricity. The continuity of these drivers is essential to preserving market confidence and ensuring the capture of opportunities associated with the growing global demand for critical minerals. The Board will continue to perform its duties with autonomy, diligence, and technical rigor, seeking to balance strategic continuity with the ongoing evolution of governance. It will remain committed to guiding the Company in building the Vale of tomorrow: a corporation with high standards of corporate governance, recognized by society as a benchmark in safety, the most reliable operator in its category, and a people-oriented company, thereby leading value creation in the mining industry through ethical and sustainable practices. Finally, we thank our shareholders for their trust and support, which are fundamental to the continued strengthening of Vale’s trajectory. Message from the Board of Directors of Vale S.A. VALE | 2026 Extraordinary General Meeting 3 Introduction This Proposal and Proxy Statement contains the main information on the matters on the Agenda and the guidelines for shareholder participation in Vale S.A.'s Extraordinary General Meeting (“Meeting” or “EGM”). Information on the 2026 Extraordinary General Meeting When Where Meeting materials July 22, 2026, at 10:00 a.m. (GMT-3). The meeting will be held virtually via the TEN platform ("Digital Platform"). All information, proposals and instructions necessary for shareholders to participate and vote at the Meeting are contained in this material. Language Questions Shareholder participation Portuguese Contact us at assembleias@vale.com Either personally or through a duly appointed proxy, participants may exercise their voting rights (a) during the Meeting through the Digital Platform, or (b) by submitting a Remote Voting Ballot (“Ballot”). The link for shareholder accreditation can be accessed here. Closing of registration for virtual participation Closing of voting via Ballot | VALE3 Closing of voting via Proxy Card | ADRs July 20, 2026 July 18, 2026 July 17, 2026 VALE | 2026 Extraordinary General Meeting 4 Items for deliberation Extraordinary General Meeting Item Shareholder proposal Page I Removal of Mr. Daniel André Stieler as a member of the Board of Directors; 16 II If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027; and 17 III If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors 18 Remote voting recommendation by the Board of Directors Extraordinary General Meeting Item Question and/or resolution on remote voting Remote voting Ballot from B3 Proxy card for holders of American Depositary Shares 1 Removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors; "Reject" "Against" 2 Election of the Board of Directors by Candidate - Total members to be elected: 1 (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election). The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. 2.1 José Maurício Pereira Coelho "Abstain" "Abstain" 2.2 Ieda Gomes Yell "Approve" "For" 3 In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.] The Company will disregard this item, as it does not apply to the election in question. This is a systemic limitation of B3. The item is omitted from the voting card for ADR holders 4. View of all the candidates to indicate the cumulative voting distribution The Company will disregard this item, as it does not apply to the election in question. This is a systemic limitation of B3. The item is omitted from the voting card for ADR holders 4.1 José Maurício Pereira Coelho Blank Blank 4.2 Ieda Gomes Yell Blank Blank 5. Election of the chairman of the board of directors - Total members to be elected: 1 The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. 5.1 Manuel Lino Silva de Sousa Oliveira No recommendation No recommendation 5.2 Marcelo Gasparino da Silva No recommendation No recommendation VALE | 2026 Extraordinary General Meeting 5 Check out the criteria and information for participating in the Meeting: 1. What is the minimum quorum for the meetings? Answer: The meeting is convened with the presence of one quarter of the share capital. 2. What happens if the quorum is not reached? Answer: Vale will publish a new meeting notice with a revised date for the General Meeting, which will be convened regardless of the number of shareholders in attendance. 3. How does the right to vote work? Answer: Pursuant to Article 5 of the Bylaws, each share issued by the company entitles its holder to one (1) vote on matters presented to the General Meeting. 4. What documents are required to attend the Meetings? Individuals • Valid photo ID of the shareholder or the proxy, if applicable (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • A proxy representing an individual shareholder must present documentation evidencing such representation in accordance with Article 126 of the Brazilian Corporate Law (Lei das Sociedades por Ações). The power of attorney must have been granted within one year prior to the date of the Meeting and must confer powers that are appropriate and sufficient for the voting rights to be exercised on behalf of the shareholder. If these documents are issued in a foreign language, they must be translated into Portuguese by a sworn translator. Notarization and consular legalization are not required. Documents written in English or Spanish are also exempt from translation requirements.1 • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. 1 The proxy must qualify as a shareholder or manager of the company, a lawyer registered with the Brazilian Bar Association or a financial institution. Relevant guidelines to the participation of Shareholders and ADR holders Shareholders of VALE3 VALE | 2026 Extraordinary General Meeting 6 Legal entity • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • Documents evidencing representation, including: (i) if applicable, a power of attorney granted less than one (1) year prior to the date of the Meeting, conferring the powers necessary for the representative to exercise the relevant voting rights on behalf of the shareholder; and (ii) a copy of the articles of incorporation and the minutes of election of the officers of the legal entity, or other corporate documents evidencing the validity of the representation, pursuant to the Brazilian Corporations Law or the Civil Code, as applicable. If these documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation. • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. Investment funds • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • Documents evidencing the authority to represent the fund, including: (i) a copy of the fund’s current bylaws or regulations; (ii) a copy of the articles of incorporation or bylaws of the fund’s administrator or manager, as applicable, according to the entity responsible for representing the fund at shareholders’ meetings of investee companies; (iii) a copy of the minutes appointing the fund’s administrators and/ or legal representatives; and (iv) when applicable, a power of attorney granted within one (1) year prior to the date of the Meeting, conferring the powers necessary for the representative to exercise voting rights on behalf of the shareholder. If these documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.1 • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. 1As provided in the CVM /SEP 2026 Circular/Annual Letter, the investment fund manager is responsible for representing the shareholders. Investment fund shareholders may also be represented at the meeting by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578). VALE | 2026 Extraordinary General Meeting 7 5. Is it mandatory to file a shareholder position statement? Answer: The submission of such proof may be waived by the company solely in cases where it is able to objectively verify share ownership based on the records already available to it, including those provided by the central depositary (B3) and by Bradesco, the registrar of the shares issued by Vale. Accordingly, if Vale is unable to verify a shareholder’s ownership of shares through objective means during the registration process for participation in the Meeting, the shareholder must submit a shareholding statement within the deadlines established herein. Failure to do so will result in the shareholder being deemed ineligible to participate in the Meeting, and any votes cast through a proxy will not be considered. 6. Does the company accept proxies for General Meetings? Answer: Vale will accept powers of attorney provided that they have been granted within one (1) year prior to the date of the Shareholders’ Meeting, comply with the requirements of the Brazilian Corporations Law and the Civil Code, and are executed with a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure (ICP-Brasil). For handwritten powers of attorney, notarization of the signature will not be required. Below is a model of the power of attorney that can be used: Power of attorney template Portuguese [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/ME sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação, no dia 22 de julho de 2026, às 10h e, se necessário, em segunda convocação em data a ser informada oportunamente. Dentre os poderes de representação, são concedidos, quando aplicável, poderes para assinar e submeter Boletim(ns) de Voto a Distância para a referida Assembleia. Este instrumento é válido por [____], a partir da data de sua assinatura. [Local], [Data]. ____________________________ [Acionista] English [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/ME # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney- -in-fact to represent the Grantor at the Extraordinary Shareholders’ Meeting to be held on first call July 22, 2026, at 10 a.m., and, if necessary, on second call on a date to be duly informed. Among the powers of representation, powers are granted, when applicable, to sign and submit Remote Voting Ballots for the aforementioned Meeting. This power of attorney shall remain in effect from [__________] until [_______]. [Place], [Date]. ____________________________ [Shareholder] 7. How can foreign shareholders attend the General Meetings? Answer: Foreign shareholders must submit the same documentation required of Brazilian shareholders, in accordance with the requirements applicable to each shareholder category described in Item 4 above. In the case of participation by proxy, the proxy document must have been issued less than one (1) year before the date of the Meeting. The company waives the requirement for notarization, consularization, and apostille of documents evidencing representation that are in a foreign language; a simple translated copy shall suffice. Documents in English and Spanish are also exempt from translation. VALE | 2026 Extraordinary General Meeting 8 8. How can shareholders participate? Answer: Shareholders can participate: i. Prior to the meeting, by submitting a Remote Voting Ballot (“Ballot”); or ii. Through virtual participation in the General Meeting via the Digital Platform, in accordance with the accreditation and participation guidelines set forth in this Proxy Statement. 9. How should a shareholder proceed if they choose to exercise their vote through the Remote Voting Ballot? Answer: There are four options: i. by filing instructions sent to Bradesco, the bookkeeping agent for Vale's shares, only in the case of shares that are not held in a central depository (i.e. at B3), in compliance with the procedures established and the documents required by the bookkeeping agent. Bradesco receives Ballots exclusively through its bank branches and does not accept electronic submissions ii. by filing instructions sent to their respective custodian agents, in the case of shareholders in a central depository (i.e. with B3), observing the procedures and deadlines established and the documents required by the respective custodian. It should be noted that, in accordance with CVM Resolution No. 81, B3’s Central Depository will disregard any conflicting voting instructions relating to the same resolution that are submitted by the same individual taxpayer’s ID (CPF) or corporate taxpayer’s ID (CNPJ) and received through their respective custodian agents. iii. by filing instructions sent to B3, the central depositary, in compliance with the procedures established and the documents required by B3; or, iv. by sending the Ballot directly to the company, only through the Digital Platform, available at https://assembleia. ten.com.br/575921126, together with the mandatory documents in exclusively digital format. Digital submission via the Digital Platform will be the exclusive means of sending the Ballot and the respective necessary documents directly to the company, thus excluding the possibility of sending the Ballot and said documents by postal or e-mail. In addition, only Ballots signed through the aforementioned dedicated Digital Platform will be accepted. The shareholder shall be responsible for the integrity and accuracy of the documents submitted to Vale. All guidance for the Meeting, as well as the instructions contained in the Ballot, are intended to assist shareholders in completing the Ballot. A shareholder who chooses to participate via the Ballot is solely and entirely responsible for filling it in correctly. 10. Where can shareholders find the Ballot? Answer: The Ballots for the Meetings will be available on the company's website (www.vale. com/investors), under the banner "AGE 2026". 11. What is the deadline for receiving votes through Ballots? Answer: The deadline for receipt of the Ballot by the bookkeeper, custodian agent, central depository, or the company will be up to and including July 18, 2026. Shareholders are advised to consult their respective custodian agents, central depository, or bookkeeper, as applicable, for any additional procedures and deadlines related to Ballot submission. Any Ballots received by the company through the Digital Platform after the deadline specified above, or submitted within such deadline but lacking the required information or supporting documentation, will be disregarded and, consequently, the corresponding votes will not be counted. 12. Can a shareholder change the vote they submitted by Ballot while the remote voting period is still open? Answer: A vote may be changed during the remote‑voting period—that is, until July 18, 2026—by using the same channel the shareholder used to submit the Ballot to be amended: the custodian, the central depository, the bookkeeper, or the company, as applicable. VALE | 2026 Extraordinary General Meeting 9 13. May the shareholder change the vote sent in by Ballot after the deadline for remote voting has ended? Answer: Beginning on July 19, 2026, shareholders may amend voting instructions previously submitted through the Remote Voting Ballot only if they participate in the Meeting through the Digital Platform, in accordance with the deadline provided for in item 16. In this regard: a) Shareholders who submitted the Ballot directly to the company by completing it through the Digital Platform must access the Platform and change their participation method from “Remote Voting Ballot” to “attendance at the Meeting"; b) Shareholders who submitted the Ballot through a custodian, the central securities depository, or the book-entry agent must register on the Digital Platform (as described in items 15 and 16, below), in accordance with the deadlines and procedures set forth herein. Once the applicable steps above have been completed, the Accredited Shareholder must access the Digital Platform at the time of the Meeting and revoke the Ballot on the Platform, as described in Item 14 below. 14. How should the Accredited Shareholder proceed to have the Ballot disregarded on the Digital Platform at the Meeting? Answer: Accredited Shareholders must click on the “BVD” icon located on the righthand side of the Digital Platform screen and then select one of the following options: (a) disregard the Ballot and cancel all voting instructions previously submitted through it, in order to cast new votes during the Meeting; or (b) disregard the Ballot while preserving the voting instructions already submitted, which may then be confirmed during the voting process for each item on the Meeting agenda. Please note that the Ballot may no longer be disregarded once voting on the first item of the General Meeting agenda has commenced, except in the event that a competing proposal is presented during the Meeting. For additional information regarding the Digital Platform, please refer to the Platform Manual. 15. How should shareholders who choose to participate via the Digital Platform proceed? Answer: Shareholders may request accreditation to access the Meeting via an exclusive link through the Digital Platform, available at https://assembleia.ten.com. br/575921126 Vale warns that no Ballots or accreditation documents will be received by e-mail or post. All documents for accreditation must be sent solely via the Digital Platform. For additional information or assistance, please consult the Platform Manual. 16. What is the deadline for applying for accreditation? Answer: Accreditation applications must be submitted by July 20, 2026, and must be accompanied by the documents required for participation, as detailed in items 4 and 5, above. Access to the Meeting via the Digital Platform will be restricted to Shareholders or their representatives or attorneys-in-fact, as the case may be, who accredit themselves using the aforementioned form and under the terms described in this document ("Accredited Shareholders"). Vale warns that shareholders who do not submit the accreditation request and the required participation documents within the prescribed deadline will not be eligible to participate in the Meeting. To expedite the accreditation process, the company requests that shareholders represented by proxy submit the relevant supporting documents to Vale no later than 72 (seventy-two) hours prior to the Meeting. 17. Is it possible to submit documents for accreditation to the Meeting after July 20, 2026? Answer: No. From and including July 21, 2026, the company will not accept new accreditation applications or documents to supplement VALE | 2026 Extraordinary General Meeting 10 previous accreditations. Therefore, any application for accreditation that is not accompanied by all the necessary and correct documents will automatically be disregarded after this deadline. 18. Will Accredited Shareholders get individual links to attend the Meeting? Answer: The Meeting will be held online, using the same link as that used for registration (https://assembleia.ten.com.br/575921126). Upon completion of the registration process and submission of all required documents, the Accredited Shareholder will receive a confirmation e-mail and may use the link provided through the Digital Platform to access the Meeting on the date it is held. The company further notes that, if by the date of the Meeting an Accredited Shareholder is no longer reflected in the most recent shareholding statement made available to the Company by the book-entry agent, such shareholder will no longer be entitled to participate in the Meeting. 19. How will the Meeting be conducted? Answer: Exclusively by online access via the Digital Platform, in the Portuguese language. The company has opted to hold its Meeting 100% digitally, considering the high dispersion of its shareholder base and with the aim of facilitating the participation of the company's shareholders, allowing those not domiciled at or near the company's headquarters to attend. 20. What steps should be taken in the event of difficulty or error accessing the Meeting? Answer: On the date of the Meeting, Accredited Shareholders must access the Digital Platform with reasonable advance notice, where instructions for joining and participating in the Meeting will be made available. If an Accredited Shareholder who is duly reflected in the shareholding statement provided to the company by the book-entry agent is unable to access the Digital Platform or experiences any login issues, they should contact the company's Investor Relations department by e-mail at assembleias@vale.com and suporte@ten. com.br, so that appropriate assistance can be provided. 21. How do I proceed in the event of connection issues? Answer: Vale shall not be responsible for any connectivity issues experienced by shareholders or for any other circumstances beyond the company’s control. Exclusively for questions about access to or use of the Digital Platform, shareholders may contact technical support, including real‑time assistance, at suporte@ten.com.br and by calling (11) 5197-9398. The company also recommends that shareholders familiarize themselves in advance with the use of the Digital Platform, as well as ensuring that their respective electronic devices are compatible with the use of the platform (by video and audio). In addition, the company requests that such Shareholders log on to the platform on the day of the Meeting at least 30 minutes before the scheduled start time (that is, by 09:30 a.m. on July 22, 2026) to allow for access validation and for the participation of all Shareholders who use the platform. 22. Which shareholder is considered present at the meeting? Answer: Only the Accredited Shareholder who accesses the Digital Platform on the date of the Meeting by the time the proceedings are opened (“Present Shareholder”), as well as the Shareholder who has duly submitted votes via the Ballot, shall be deemed present at the Meeting and entitled to sign the respective minutes, in accordance with CVM Resolution No. 81. These shareholders will be considered present at the meeting. 23. What is the electronic platform where the Meeting will be held like? Answer: The Digital Platform meets the requirements set out in §1 of Art. 28 of CVM Resolution 81, as amended: (a) the possibility VALE | 2026 Extraordinary General Meeting 11 of simultaneous expression of opinion and access to documents presented during the Meeting and not previously made available; (b) full recording of the Meeting, and (c) the possibility of communication among shareholders. For more information, see the Platform Manual. 24. What authorizations are given by shareholders who join the Digital Platform? Answer: Shareholders Present hereby authorize the company to use any information contained in the recording of the Meeting for the following purposes: to document the opportunity for statements and the viewing of documents presented during the Meeting; to ensure the authenticity and security of communications during the Meeting; to record participation and votes cast; to comply with legal orders issued by competent authorities, and to defend the company, its managers, and third-party service providers in any judicial, arbitral, regulatory, or administrative proceedings. For more information, see the Platform Manual. 25. Do shareholders have the opportunity to speak at the Meetings? Answer: During the Meeting, the Shareholders Present will have their microphones muted and their cameras turned off to avoid instability in the connection and improve the sound quality. After the opening of each item on the agenda, shareholders who wish to speak must use the “Raise Hand” icon on the Digital Platform to request the floor, and the presiding officers will enable audio in the order requests are received. To ensure the orderly conduct of the Meeting, a maximum time limit may be established for each Shareholder Present to speak. For more information, see the Platform Manual. 26. Can shareholders speak about topics not appearing on the Meeting’s Agenda? Answer: No. Shareholders who wish to speak on any matter not related to the Agenda of the Meeting should use the usual channels of contact with the company, through the Investor Relations area. 27. How will the voting on each matter on the agenda be conducted during the Meeting? Answer: All voting will be conducted exclusively through the Digital Platform. Following the presentation of each item submitted for deliberation, the Presiding Board will open the voting process, and an electronic voting window will be displayed to all participants on the Digital Platform. Each Shareholder Present—including those who may have made an oral or written statement as described in Item 28 below—must select one of the available voting options: approve, reject, or abstain. Once the voting period has ended, any Shareholder Present who has not selected a voting option will automatically be recorded as abstaining. If a Shareholder Present disconnects from or leaves the Digital Platform for any reason before all Meeting resolutions have been voted on, any agenda items that remain pending at the time of departure will be recorded as abstentions. For more information, see the Platform Manual. 28. Can Accredited Shareholders cast their votes in advance on the Digital Platform before the Meeting is held? Answer: Accredited Shareholders may access the Digital Platform at any time prior to the Meeting to submit their voting instructions on the items included in the Agenda. However, even after registering their voting instructions in advance, the Accredited Shareholder must participate in the General Meeting for their votes to be effectively counted. For more information, see the Platform Manual. 29. May shareholders make verbal and/or written comments about the items on the agenda? Answer: Shareholders Present may manifest themselves verbally on the matters being voted on. To do so, when the agenda item on which they wish to speak is being discussed, a Shareholder Present must request the floor using the “Raise Hand” feature on the Digital Platform, and the Presiding Board will grant the floor in the order in which requests are received. In addition to any remarks that may be made, the Presiding Board will put the matter to a vote, unless there are changes to the agenda items. VALE | 2026 Extraordinary General Meeting 12 If a Shareholder Present at the meeting wishes to submit a written statement regarding matters up for a vote, they must e-mail it to assembleias@vale.com before the meeting adjourns. It should be emphasized that the registration of votes on the Digital Platform is mandatory in all cases, whereas any verbal or written statement is optional and intended solely to supplement the voting process. No additional comments or statements will be permitted regarding matters that have already been deliberated on. 30. Where are the Meeting’s materials available? Answer: On the company’s website, under the Investors section, shareholders can access the “AGE 2026” banner, which contains all documents related to the Meeting. The same documentation is also available on the CVM website, where shareholders may access the materials prepared for the Meeting, as well as additional information regarding each item on the agenda. 31. How will the shareholders present at the meeting sign the minutes? Answer: Shareholders participating in the Meeting via Digital Platform will be deemed to be present at the Meeting and to have signed the respective minutes, under the terms of Resolution 81. 32. Regarding items II and III, how will the election be conducted? Answer: If item I is approved at the Shareholders’ Meeting, items II and III will be submitted for resolution. If item I is rejected, any votes cast through remote voting with respect to items II and III will be disregarded. 33. Why will Vale disregard the votes on items 3 and 4 of the BVD related to the adoption of the multiple voting process? Answer: The election set forth in item II is intended to fill a position that may become vacant on the Board of Directors in the event that item I on the agenda is approved. The multiple voting process applies only to the election of the Board of Directors as a whole and is not applicable in this case, which concerns the election of a single member to fill a vacant position. The Company included items 3 and 4 in the BVD solely due to limitations of B3’s system for configuring the ballot, which does not allow for the removal of such items. Therefore, the Company will disregard the votes cast on both item Holders of American Depositary Shares (ADSs) or American Depositary Receipts (ADRs) of VALE Check out the criteria and information for participating in the Meetings: 1. What is the date that defines the record date of the voting rights for ADR holders at the Meetings? Answer: The record date for ADR holders to be eligible to vote at the Shareholders' Meeting is June 25, 2026. Positions in ADRs acquired after that date will not be entitled to vote at the Meeting. 2. How do ADR holders participate in Shareholders' Meeting? Answer: ADR holders are represented at the Meeting exclusively by JP Morgan Chase Bank N.A. ("JP Morgan"), as the depositary financial institution of the ADRs, through its local representative, Bradesco, subject to the terms and procedures set forth in the Deposit Agreement governing Vale’s ADR Program. In this context, ADR holders cannot be accredited to participate individually, virtually, in the Meeting. Alternatively, ADR holders may cancel their ADRs and receive the corresponding number of shares issued by Vale, in accordance with the rules, deadlines, and fees established by J.P. Morgan. In this case, as shareholders of the company, they may exercise their voting rights at the Meeting, either through the Remote Voting Ballot or by participating virtually via the Digital Platform, subject to the provisions of this Proposal, the Notice of Meeting, and applicable law. The representation of the VALE | 2026 Extraordinary General Meeting 13 depositary financial institution complies with the terms and procedures set forth in the Deposit Agreement governing Vale's ADR Program. Accreditation of an ADR holder for individual virtual participation in the Meeting is not possible. 3. How do ADR holders register their participation at the Meeting? Answer: Bradesco is JP Morgan's local representative/custodian bank and is responsible for the participation of ADR holders at the Meeting. The quorum for the installation of the Meeting is the total number of ADRs in circulation in the ADR Program, according to the information presented by JP Morgan at the Meeting and the shareholding position regarding the ADR Program presented by the bookkeeper, Banco Bradesco. 4. How do ADR holders vote at the Shareholders' Meeting? Answer: The voting instruction of an ADR holder is subject to specific deadlines and conditions established by the depositary bank or custodian agent. An ADR holder may submit voting instructions on paper (via voting instruction form) or electronically through the electronic platform, via their broker or other intermediaries, provided the holder has contracted a service that allows this. The deadlines and procedures specific to each mechanism may be subject to variations and restrictions, whether in terms of form, deadline, content and/or processing, given the specificities of the chain of custody applicable in the United States. At the end of the period set for ADRs to vote, JP Morgan will collect all the votes and present the total votes on each agenda item in a consolidated form at the Meeting, through the representation of its local custodian, Banco Bradesco. 5. When can ADR holders submit their votes? Answer: J.P. Morgan will commence the preparation and distribution of the voting instruction form and voting card on the morning of June 30, 2026. This process is expected to be completed by July 7, 2026 (this date may vary depending on the procedures adopted by your bank, broker, or intermediary institution), during which ADR holders will be able to submit their voting instructions. The end date is subject to operating conditions beyond Vale's control and may therefore be postponed. 6. When is the deadline for ADR holders to submit their voting instructions? Answer: Each ADR holder who holds ADRs through brokers or other intermediaries must follow the deadlines, procedures and conditions established by the broker or intermediary through which they hold their shares. For ADR holders who hold their shares directly through JP Morgan (in the ADR register maintained by JP Morgan as depositary bank), votes must be received by JP Morgan before 09:00 a.m. New York time on July 20, 2026, in accordance with terms and conditions that will be disclosed in due course by the depositary financial institution, JP Morgan. ADR holders must ensure that their voting instructions are received by JP Morgan, whether directly or indirectly through their banks, brokers, or other intermediaries, by the specified date and time in order for their votes to be counted. 7. How can I submit my voting instructions to JP Morgan? Answer: JP Morgan will present terms and conditions for the submission of voting instructions in due course. 8. Can the voting materials for ADR holders be amended to include a new candidate after the proxy card has been finalized? Answer: Unlike the remote voting process in Brazil, under which the Ballot may be reissued up to 20 days prior to the Meeting to include proposed candidates, subject to the requirements of CVM Resolution 81, Vale understands that the notice of meeting, voting instruction form, and voting card provided to ADR holders (collectively, the “ADR voting materials”) cannot be reissued and redistributed once made available. Although Vale will endeavor to minimize any material differences between the Ballot used in Brazil and the ADR voting materials, such differences cannot be entirely ruled out due to the legal and operational requirements applicable to ADR holders. VALE | 2026 Extraordinary General Meeting 14 9. If shareholder(s) holding at least 0.5% of Vale, share capital nominate candidate(s) for inclusion in the BVD on June 27, 2026, will such nominations be incorporated into the voting materials of ADR holders? Answer: In light of the foregoing, such nominations may only be included in the process of preparing and distributing the voting instruction form and the voting card if the nomination request is regular and accompanied by documentation evidencing that the signatory has the authority to represent the shareholder, and if all supporting documentation is received by the company in a clear, complete, and accurate manner, containing all information required under CVM Resolutions No. 81 and No. 80, as well as as described herein, given the need for analysis within a very short timeframe. If the company has questions regarding the documentation submitted, the nomination will not be included in the voting instruction form and proxy card intended for ADR holders. With respect to the inclusion of candidates in the Ballot, the company will conduct its review within three (3) business days, as provided for under the Brazilian law. 10. How will the ADR holder be informed about changes in the BVD that are not reflected in their voting materials? Answer: Vale will notify the market if its Bulletin is resubmitted. In this way, all holders of common shares and ADRs will have the opportunity to be informed about the matter. 11. I am a shareholder and intend to nominate candidates, relying on the votes of ADR holders. What should I do? Answer: If the shareholder, individually or jointly, holds the minimum shareholding required, i.e. 0.5% of the share capital, the shareholder must submit a written request to the Executive Vice President of Finance and Investor Relations to assembleias@ vale.com, accompanied by a copy of the documentation proving that the signatory has the powers to represent the shareholder, as well as complying with the other procedures and requirements set out in Resolutions 81 and 80. Vale recommends that shareholders submit their nomination as early as possible, by June 27, 2026, together with the required documentation in a clear, complete, and accurate manner, as described in this document, so that the Company can include the nomination in the voting materials for ADR holders. Nominations submitted after this date may not be included in the voting materials for ADR holders, as set forth in item 9. 12. As an ADR holder, how can I proceed if I still have questions? Answer: If you have questions regarding the submission of ADR voting instructions to the Depositary, please contact ADR Shareholder Services at +1 866 723 8257 or +1 781 575 2833 (the latter for calls originating outside the United States). VALE | 2026 Extraordinary General Meeting 15 Proposal for resolution at the Extraordinary General Meeting On June 11, 2026, the Company received a letter from the Banco do Brasil Employees’ Pension Fund – Previ (“Previ”), a shareholder holding 7.01% of Vale’s share capital, requesting the convening of an Extraordinary General Meeting to deliberate on: (i) the removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors; (ii) the appointment of Mr. José Maurício Pereira Coelho as a regular member of the Board of Directors to complete the current term; and, if the matter set forth in item (i) is approved, (iii) the election of the Chairman of the Board of Directors. As indicated by the shareholder in her correspondence, the request was based on Articles 121, 122, subsection II, and 123, sole paragraph, subparagraph “c” of Law No. 6,404/76, as well as CVM Resolution No. 70/2022. The request was reviewed by the Board of Directors, which, according to the minutes of the Board of Directors meeting held on June 19, 2026, resolved to call an Extraordinary General Meeting. Under the terms of article 122 in conjunction with article 140 of Law No. 6,404/76, the General Meeting is responsible for deciding on the removal, at any moment, of members of the Board of Directors. In order to deliberate on this item, the following are made available to the Shareholders: (i) correspondence from Previ containing the request and convening, and its supporting rationale (link); and (ii) Minutes of the Board of Directors’ Meeting held on June 19, 2026, which approved calling the Meeting; it has already been disclosed to the market and is available here. Item I - Removal of Mr. Daniel André Stieler as a member of the Board of Directors The Board of Directors, by a majority vote, recommended rejecting this item, noting the significant progress made in the Company’s corporate governance in recent years, as well as improvements in the Company’s strategic performance and sustainable value creation, in line with global best practices in corporate governance, conducted in a diligent and ethical manner, as detailed in the material available at this link. VALE | 2026 Extraordinary General Meeting 16 If item 1 on the agenda be approved, in its correspondence, the shareholder Previ nominated Mr. José Maurício Pereira Coelho for the position of regular member of the Board of Directors to serve out the remainder of the current term. The Board of Directors abstained from acting on this nomination, given that the nominee did not go through the Company’s formal nomination process, although it believes that he meets the qualifications required for the position. The Board of Directors recommended Ms. Ieda Gomes Yell for the position of member of the Board of Directors, as she has already been evaluated as part of Vale’s most recent Nomination Process; furthermore, her appointment strengthens the diversity and complementarity of the Board’s skills, based on the Critical Skills Matrix. Shareholders may include candidate(s) for the position of member of the company’s Board of Directors on the Remote Voting Ballot by submitting a written request to the Executive Vice President of Finance and Investor Relations at the e-mail assembleias@vale. com, accompanied by documentation proving that the signatory has authority to represent the shareholder, provided that the minimum ownership threshold of 0.5% of Vale’s share capital is met and that the other procedures and requirements set forth in CVM Resolution No. 81 and CVM Resolution No. 80 are observed. To deliberate on this item, therefore, the following information is made available to the shareholders: Item II - If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027 1. Regarding the candidate nominated by the shareholder Previ, Mr. José Maurício Pereira Coelho: (i) A letter received from Previ expressing (1) the nomination of the candidate (link) and (2) documents and information regarding Mr. José Maurício Pereira Coelho, including: (a) a statement that he meets the requirements set forth in art. 147 of Law No. 6,404/76 to hold the office available here. (b) a résumé detailing his qualifications (link); (c) the information required by items 7.3 to 7.6 of the Reference Form; and (ii) Minutes of the Board of Directors’ Meeting held on June 19, 2026, which approved the nomination of the candidate and has already been disclosed to the market and made available through this link. 2. Regarding the candidate nominated by Vale’s Board of Directors, Ms. Ieda Gomes Yell: (i) Documents and information regarding Ms. Ieda Gomes Yell, including: (a) a statement confirming that she meets the requirements set forth in Article 147 of Law No. 6,404/76 for holding the position, available at this link; (b) a resume detailing her qualifications (link); (c) information required under items 7.3 through 7.6 of the Reference Form; and (d) a statement confirming compliance with the independence criteria set forth in Annex K of CVM Resolution No. 80, in the Novo Mercado Regulations, and in the Company’s Bylaws. (ii) Minutes of the Board of Directors’ meeting, dated June 19, 2026, which resolved on the nomination of the candidate, available at this link. VALE | 2026 Extraordinary General Meeting 17 If the removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors is approved, as proposed in the previous item, the Extraordinary General Meeting will also deliberate on the election of the Chair of the Company’s Board of Directors. In its correspondence, Previ expressed support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chairman of the Board of Directors. The Board of Directors, as per the meeting held on June 19, 2026, acknowledged that all members of the Board are qualified for the position, and since two of its members—Mr. Manuel Lino Silva de Sousa Oliveira and Mr. Marcelo Gasparino da Silva—have submitted their candidacies, it submits both names to the shareholders for consideration. Shareholders may nominate candidate(s) for the position of Chair of the Company’s Board of Directors through the Remote Voting Ballot by submitting a written request to the Executive Vice President of Finance and Investor Relations at assembleias@vale.com, together with documentation demonstrating the signatory’s authority to represent the shareholder. Such nominations are subject to the minimum ownership threshold of 0.5% of Vale’s share capital and compliance with all other procedures and requirements established by CVM Resolution No. 81 and CVM Resolution No. 80. Item III - If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors In order to deliberate on this item, the following are made available to the Shareholders: (i) A letter received from Previ expressing its support for the nomination of the candidate Mr. Manuel Lino Silva de Sousa Oliveira (available here); (ii) Minutes of the Board of Directors Meeting held on June 19, 2026, which approved the nomination of both candidates, Mr. Manuel Lino Silva de Sousa Oliveira and Mr. Marcelo Gasparino da Silva, for the position of Chairman of the Board of Directors and made available through this link, (iii) Information and documents relating to Mr. Manuel Lino Silva de Sousa Oliveira, in accordance with items 7.3 through 7.6 of the Reference Form (available here), as provided for in Articles 37 and 38 of CVM Resolution No. 81 and in Annual Circular Letter CVM/SEP 2026. (iv) Information and documents regarding Mr. Marcelo Gasparino da Silva, in accordance with items 7.3 through 7.6 of the Reference Form (available here), as provided for in Articles 37 and 38 of CVM Resolution No. 81 and in the CVM/SEP Annual Circular 2026. VALE | 2026 Extraordinary General Meeting 18 www.vale.com VALE | 2026 Extraordinary General Meeting 19

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 23, 2026		Director of Investor Relations